

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 19, 2007

Mr. Rex T. Clevenger
Chief Financial Officer
Universal Hospital Services, Inc.
7700 France Avenue South
Suite 275
Edina, MN 55435

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the periods ended March 31, 2007 and June 30, 2007**
> **File No. 0-20086**

Dear Mr. Clevenger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief